SECOND AMENDED AND RESTATED
OPERATING EXPENSE LIMITATION AGREEMENT

THIS SECOND AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the ___ day of August, 2020, by and between AlphaMark Investment Trust, an Ohio business trust (the “Trust”), on behalf of the AlphaMark Fund (the “Fund”) and Alphamark Advisors, LLC, the investment adviser of the Fund (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an investment advisory agreement between the Trust and the Advisor (the “Management Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 3 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

WHEREAS, the parties are executing this Agreement to amend and restate the Amended and Restated Expense Limitation Agreement between the parties dated October 17, 2019;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit each class of the Fund’s total Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the total Operating Expenses of the Fund exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Payment can be made by waiver of fees payable under the Management Agreement and/or reimbursement of other expenses of the Fund.

2. Voluntary. Nothing in this Agreement shall be construed as preventing the Advisor from voluntarily limiting, waiving or reimbursing Fund expenses outside the contours of this Agreement, nor shall anything herein be construed as requiring that the Advisor limit, waive or reimburse any Fund expenses incurred after the limitation period, or, except as expressly set forth herein, prior to such date.

3. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, but does not include portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940; any administrative and/or shareholder servicing fees payable to financial intermediaries; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business.

4. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of each waiver/expense payments paid by it pursuant to this Agreement from the Fund in the three years following the date the particular waiver/expense payment occurred, but only if such reimbursement can be achieved without exceeding the lesser of i) the Annual Limit in effect at the time of the waiver/expense payment or ii) any Annual Limit in effect at the time of the recoupment.

5. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least December 31, 2021 unless sooner terminated as provided in Paragraph 6 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by the Advisor and a majority of the Trustees of the Trust.

6. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Fund if, as and when the Advisor ceases to serve as investment adviser of the Fund, with such termination effective upon the effective date of the Advisor’s termination. Upon termination of this Agreement for any reason, the Advisor acknowledges and agrees that it remains liable for all fee reductions and reimbursement obligations pursuant to paragraph 1 hereof that accrued prior to the termination of this Agreement and, upon termination or expiration hereof.

7. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisors Act of 1940 and any rules and regulations promulgated thereunder.

10. Binding Effect. Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement with respect to the Fund are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ALPHAMARK INVESTMENT TRUST	ALPHAMARK ADVISORS, LLC

By:		By:

Name:		Name:	Michael Simon

Title:	President	Title:	President

Appendix A

Fund	Operating Expense Limit
AlphaMark Fund	1.50%

A-1